DESCRIPTION OF CAPITAL STOCK OF DAKOTA GOLD CORP.

The following description of material terms of the capital stock of the Company is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation of the Company, as amended, and Amended and Restated Bylaws of the Company.

Authorized Shares of Capital Stock

On March 8, 2022, the Company completed a reverse split of its common stock on a 1 for 35,641,667 / 49,398,602 basis. Following the reverse stock split, the Company's authorized capital stock consists of 144,302,330 shares of common stock, par value $0.001 per share.

Common Stock

Voting Rights

The holders of the Company's common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders. The holders of common stock have the sole right to vote. Election of directors requires the affirmative vote of a plurality of shares represented at a meeting, and other general stockholder action (other than an amendment to the Articles of Incorporation of the Company) requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

Dividends

The holders of common stock are titled to receive dividends, if declared by the board of the Company, out of funds legally available.

Liquidation

In the event of liquidation, dissolution or winding up of the Company's affairs, the holders of common stock are titled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities.

Rights and Preferences

Holders of the Company's common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's common stock. The holders of the Company's common stock will have and possess all rights pertaining to the capital stock of the Company, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of the Company that may be issued with any preference or priority over the Company's common stock.

Fully Paid and Nonassessable

All of the outstanding shares of the Company's common stock to be issued in connection with the transactions will be fully paid and nonassessable. The authorized but unissued shares of the Company's common stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable the Company board to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of the Company.

Warrants

As of June 28, 2022, the Company has issued and outstanding warrants to purchase 7,615,718 shares of common stock at a price of $2.08 per share expiring on March 15, 2026.

The number of shares of common stock to be received upon the exercise of each warrant may be adjusted from time to time upon the occurrence of certain events, including but not limited to (i) a declaration of a dividend or other distribution in respect of common stock; (ii) a subdivision, redivision or change to the outstanding shares of common stock into a greater number of shares of common stock; (iii) a reduction, combination or consolidation of common stock into a lesser number of shares of common stock; and (iv) a reorganization, reclassification, consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or entity, or a sale, lease, exchange or transfer of substantially all of the undertaking of assets of the Company, or similar event.